04013564

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES & EXCHANGE COMMISSION RECEIVED MAR 01 2004 MIDWEST REGIONAL OFFICE

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SEC FILE NUMBER
8- 14875

DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Conseco Equity Sales, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11825 N. Pennsylvania Street
(No. and Street)

Carmel,	Indiana	46032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Barra (317) 817-3762
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

2900 One American Square, Box 82002	Indianapolis,	IN	46282
(Address)	(City)	(State)	(Zip Code)

PROCESSED DEC 07 2004 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, David Barra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conseco Equity Sales, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Senior Vice President, Financial and Operations Principal

Title

Notary Public

SECURITIES & EXCHANGE COMMISSION
RECEIVED
MAR 01 2004
MIDWEST REGIONAL OFFICE

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSECO EQUITY SALES, INC.

Financial Statements and Schedules

for the year ended December 31, 2003

CONSECO EQUITY SALES, INC.

Table of Contents

for the year ended December 31, 2003

Reports of Independent Auditors 3

Balance Sheet 5

Statements of Operations 6

Statements of Changes in Stockholder's Equity 7

Statements of Cash Flows 8

Notes to Financial Statements 9-12

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 13

Schedule 2 - Computation for Determination of Reserve Requirements Under Rule 15c3-3 14

Schedule 3 - Information Relating to Possession or Control Requirements Under Rule 15c3-3 15

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5 16-17

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian
Suite 1700
Indianapolis IN 46204
Telephone (317) 453-4100

Report of Independent Auditors

To the Board of Directors
Conseco Equity Sales, Inc.
(a wholly-owned subsidiary of Conseco, Inc.)

In our opinion, the accompanying balance sheet and the related statements of operations, stockholder's equity (deficit) and cash flows present fairly, in all material respects, the financial position of Conseco Equity Sales, Inc. (Successor Company) at December 31, 2003 and the results of its operations and its cash flows for the period from September 1, 2003 through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division confirmed Conseco Inc.'s (the Company's parent) Sixth Amended Joint Plan of Reorganization (the "Plan") on September 9, 2003. The Plan was substantially consummated on September 10, 2003 and Conseco, Inc. emerged from bankruptcy. In connection with its emergence from bankruptcy, Conseco, Inc. adopted fresh start accounting as of August 31, 2003. The adoption of fresh start accounting by the Company's parent requires the Company to also adopt fresh start accounting.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 16, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian
Suite 1700
Indianapolis IN 46204
Telephone (317) 453-4100

Report of Independent Auditors

To the Board of Directors
Conseco Equity Sales, Inc.
(a wholly-owned subsidiary of Conseco, Inc.)

In our opinion, the accompanying statements of operations, changes in stockholder's equity (deficit) and cash flows present fairly, in all material respects, the results of operations and cash flows of Conseco Equity Sales, Inc. (Predecessor Company) from January 1, 2003 through August 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, Conseco, Inc. (the Company's parent) filed a petition on December 17, 2002 with the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. Conseco, Inc.'s Sixth Amended Joint Plan of Reorganization (the "Plan") was substantially consummated on September 10, 2003 and Conseco, Inc. emerged from bankruptcy. In connection with its emergence from bankruptcy, Conseco, Inc. adopted fresh start accounting. The adoption of fresh start accounting by the Company's parent requires the Company to also adopt fresh start accounting.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 16, 2004

CONSECO EQUITY SALES, INC.
Balance Sheet

	Successor December 31, 2003
Assets:	
Cash and cash equivalents	$ 3,661,293
Deferred commissions	2,103,941
Commissions receivable	62,571
Fees receivable from Conseco Fund Group	712,316
Total assets	$ 6,540,121
Liabilities:	
Accounts payable to affiliates	$ 352,750
Commissions payable	251,135
Total liabilities	603,885
Stockholder's equity:	
Common stock, par value of $1 per share; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	6,095,434
Accumulated deficit	(169,198)
Total stockholder's equity	5,936,236
Total liabilities and stockholder's equity	$ 6,540,121

The accompanying notes are an integral part of the financial statements.

CONSECO EQUITY SALES, INC.
Statements of Operations

	Successor Four Months Ended December 31, 2003	Predecessor Eight Months Ended August 31, 2003
Revenues:		
Commissions	$ 221,893	$ 611,435
Fee income	1,081,465	2,355,431
Interest income	11,307	21,841
Total revenues	1,314,665	2,988,707
Expenses:		
Commissions	631,375	1,359,836
Marketing expenses	867,554	1,442,328
Other	4,632	15,732
Total expenses	1,503,561	2,817,896
Income (loss) before income tax expense	(188,896)	170,811
State income tax benefit (expense)	19,698	(16,486)
Net income (loss)	$ (169,198)	$ 154,325

The accompanying notes are an integral part of the financial statements.

CONSECO EQUITY SALES, INC.
Statements of Changes in Stockholder's Equity

	Total	Common Stock	Additional paid-in capital	Accumulated deficit
Predecessor balance, January 1, 2003	$ 5,951,109	$10,000	$ 17,288,265	$(11,347,156)
Net income	154,325	-	-	154,325
Predecessor balance, August 31, 2003	$ 6,105,434	$10,000	$ 17,288,265	$(11,192,831)
Fresh start adjustments	-	-	(11,192,831)	11,192,831
Successor balance, August 31, 2003	$ 6,105,434	$10,000	$ 6,095,434	$ -
Net loss	(169,198)	-	-	(169,198)
Successor balance, December 31, 2003	$ 5,936,236	$10,000	$ 6,095,434	$ (169,198)

The accompanying notes are an integral part
of the financial statements.

CONSECO EQUITY SALES, INC.
Statements of Cash Flows

	Successor Four Months Ended December 31, 2003	Predecessor Eight Months Ended August 31, 2003
Cash flows from operating activities:		
Net income (loss)	$ (169,198)	$ 154,324
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Amortization of deferred commissions	218,983	481,700
Changes in:		
Deferred commissions	(50,207)	(107,937)
Commissions receivable	23,154	103,607
Fees receivable from Conseco Fund Group	(358,874)	249,648
Accounts receivable from affiliates	3,084	(5,484)
Commissions payable	70,247	(70,610)
Accounts payable to affiliates	278,058	30,629
Net cash provided by operating activities	15,247	835,877
Net increase in cash	15,247	835,877
Cash and cash equivalents at beginning of period	3,646,046	2,810,169
Cash and cash equivalents at end of period	$ 3,661,293	$ 3,646,046

The accompanying notes are an integral part of the financial statements.

CONSECO EQUITY SALES, INC.
Notes to Financial Statements

1. **General:**

Conseco Equity Sales, Inc. (the "Company") is a wholly-owned subsidiary of Conseco, Inc., a Delaware corporation ("Conseco"). Conseco is a financial services holding company with subsidiaries operating throughout the United States.

Beginning January 1, 1997, the Company began serving as the principal underwriter for the mutual funds of Conseco Fund Group ("CFG"), an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Shares of each of the funds of CFG (the "Funds") are continuously offered and are sold by brokers, dealers and other financial intermediaries who have selling agreements with the Company. The Company bears the expenses of providing distribution services pursuant to a Principal Underwriting Agreement with CFG, including the payment of expenses related to the distribution of prospectuses for sales purposes, as well as any advertising or sales literature.

Beginning in May 2001, the Company began serving as the principal underwriter for the mutual funds of 40|86 Series Trust, formerly Conseco Series Trust, ("Series Trust"), an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940. Shares of each of the portfolios of Series Trust (the "Series") are continuously offered as investment choices for affiliated and unaffiliated variable annuity and variable life products. The Company provides distribution and non-distribution related services pursuant to a Principal Underwriting Agreement with Series Trust.

2. **Fresh Start Accounting:**

On December 17, 2002, Conseco, Inc., an Indiana corporation, the Company's former parent, and several of its subsidiaries excluding the Company, filed petitions for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois ("Bankruptcy Court"). Effective September 10, 2003 (the "Effective Date"), Conseco emerged from bankruptcy protection under the Sixth Amended Joint Plan of Reorganization, which was confirmed pursuant to an order of the Bankruptcy Court on September 9, 2003.

In accordance with Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," ("SOP 90-7"), the Company as a subsidiary of Conseco adopted fresh start accounting on the Effective Date. However, in light of the proximity of such date to the August month end, for accounting convenience purposes, the effects of fresh start accounting have generally been reported "as if" they occurred on August 31, 2003.

References in the financial statements to "Predecessor" refer to the Company prior to August 31, 2003. References to "Successor" refer to the Company on and after August 31, 2003, after giving effect to the implementation of fresh start reporting.

Under fresh start reporting, a new reporting entity is considered to be created and the Company is required to revalue its assets and liabilities to current estimated fair value. As of August 31, 2003, the carrying amounts of the Company's assets and liabilities approximated fair value. As a result, common stock and additional paid-in capital represent the net book value of the Company on a fresh start basis and retained earnings of the Predecessor were eliminated.

3. Summary of Significant Accounting Policies:

Pursuant to agreements with CFG, the Company receives fees from the Funds for distributing the shares and servicing the accounts of shareholders of each such class. The Funds are authorized to pay the Company 0.50 percent annually of the average daily net assets attributable to the Class A shares. The Funds are authorized to pay the Company up to 1.00 percent annually of each Fund's average daily net assets attributable to Class B and Class C shares. The total fees earned by the Company for sales activities and services provided to Fund shareholders for the four months ended December 31, 2003, were $811,978, and for the eight months ended August 31, 2003, were $1,810,295. The agreements allow the Company to pay fees to certain brokers, dealers and financial intermediaries for providing shareholder services and for promotional and other sales related costs. The portion of payments by Class A, Class B or Class C shares of a Fund for shareholder servicing may not exceed an annual rate of 0.25 percent of the average daily net asset value of the Fund's shares of that class owned by clients of such broker, dealer or financial intermediary. Fees paid to certain brokers, dealers and financial intermediaries totaled $407,379 for the four months ended December 31, 2003, and $859,185 for the eight months ended August 31, 2003.

The Company defers sales commissions associated with selling Class B and Class C shares of the Funds. Such commissions are amortized on a straight line basis over the period (up to a maximum of six years) in which fees from the fund (12b-1 fees) or the shareholders (deferred sales charges) are expected to be received. Such commissions are only deferred to the extent recoverable. Fees received from CFG or CFG's shareholders (including front-end commissions, 12b-1 distribution fees and deferred sales charges) are recognized when earned. The Company amortized $218,983 of deferred commissions for the four months ended December 31, 2003, and amortized $481,700 of deferred commissions for the eight months ended August 31, 2003.

The Company receives a sales charge on the sale of Class A shares of the Funds ranging from zero to 5.75% depending upon the amount purchased by the shareholder and the particular Fund. The Company receives a sales charge on the sale of Class C shares of the Funds of 1.00%. The Company receives a contingent deferred sales charge upon redemptions of Class B and Class C shares. Class B shares have a contingent deferred sales charge for redemptions occurring within six years of their purchase. The contingent deferred sales charge is a percentage of the net asset value of the shares at the date of purchase or the net asset value of the shares at the date of redemption, whichever is less. These charges are 5 percent in year one, 4 percent in year two, 3 percent in year three, 3 percent in year four, 2 percent in year five and 1 percent in year six. Class B shares will automatically convert to a number of Class A shares of equal dollar value eight years after purchase. Class C shares which are held for less than one year are subject to a

contingent deferred sales charge upon redemption in an amount equal to 1 percent of the lower of the net asset value of the shares at the date of purchase or the net asset value of the shares at the date of redemption. Class C shares held one year or longer are not subject to this contingent deferred sales charge. The contingent deferred sales charge does not apply to shares acquired due to reinvestment of dividends or capital gains distributions.

Pursuant to an agreement with 40|86 Advisors, Inc. ("40|86", a wholly owned subsidiary of Conseco and the investment adviser to the Funds), the Company receives fees for maintenance and personal services provided to the Fund's Class Y shareholders. The Company receives the following percentage of 40|86's investment advisory fees related to the assets of the Class Y shareholders (without regard to any waiver or reimbursement of such fees to the Fund by 40|86): 20 percent in the first year; 10 percent in the second year; and 5 percent in all other years. The income recorded by the Company pursuant to such agreement was $1,373 for the four months ended December 31, 2003, and $16,820 for the eight months ended August 31, 2003.

On October 3, 2003, the Company and 40|86 entered into a Purchase Agreement with The Managers Funds LLC for the sale of CFG. A shareholder meeting will be held March 18, 2004, to approve the purchase. At the date of this report, the transaction has not yet been completed.

Pursuant to agreements with Series Trust, the Company receives fees from the Series for distributing the shares and servicing the accounts of the variable product contract owners. Series Trust is authorized to pay the Company 0.25 percent annually of the average daily net assets attributable to each Series, except the Money Market Portfolio. The total fees earned by the Company for sales activities and services provided were $238,397 for the four months ended December 31, 2003, and $475,386 for the eight months ended August 31, 2003.

The Company is not subject to the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(1).

Cash and cash equivalents include cash and highly liquid investments with original maturities of less than three months.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

4. **Net Capital Requirements:**

Pursuant to the Securities and Exchange Commission net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2003, net capital was $3,044,354 or $3,004,095 greater than the minimum requirement.

5. **Transactions with Affiliate:**

The Company has no employees. All services have been provided under an agreement with an affiliate of Conseco. Marketing expenses incurred under the agreement totaled $629,158 for the four months ended December 31, 2003, and $966,942 for the eight months ended August 31, 2003.

6. **Income Taxes:**

Pursuant to a tax sharing agreement with Conseco, the Company is included in Conseco's consolidated federal income tax return. Under the agreement, the Company calculates its federal income taxes as if it were a separate filing company. The Company has recorded deferred tax assets totaling $3,809,035 for federal income taxes (primarily related to net operating loss carryforwards), which is fully offset by a valuation allowance as it is more likely than not that the tax asset, will not be realized. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining tax assets will be recognized in the future. The Company paid state income taxes of $50 during the eight months ended August 31, 2003. The Company's effective income tax rate differs from the applicable federal statutory rate due to the state tax provision and the valuation allowance.

CONSECO EQUITY SALES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	Successor December 31, 2003
Net capital:	
Total stockholder's equity from balance sheet	$ 5,936,236
Deduct non-allowable assets:	
Deferred commissions	(2,103,941)
Fees receivable from Conseco Fund Group	(712,316)
Fees receivable from 40|86 Advisors, Inc.	(2,400)
Deduct haircut on cash and cash equivalents	(73,225)
Net capital	$ 3,044,354
Aggregate indebtedness	$ 603,885
6-2/3% of aggregate indebtedness	$ 40,259
Excess capital and ratio of aggregate indebtedness to net capital:	
Net capital	$ 3,044,354
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)	40,259
Net capital in excess of required amount	$ 3,004,095
Ratio of aggregate indebtedness to net capital	0.20 to 1

No material differences exist between the audited and unaudited calculation of net capital.

CONSECO EQUITY SALES, INC.

Computation for Determination of
Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934.

CONSECO EQUITY SALES, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under Paragraph k(1).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian
Suite 1700
Indianapolis IN 46204
Telephone (317) 453-4100

**Report of Independent Accountants on Internal Control
By SEC Rule 17a-5**

**To the Board of Directors
Conseco Equity Sales, Inc.**

In planning and performing our audit of the financial statements and supplemental schedules of Conseco Equity Sales, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 16, 2004

Conseco Equity Sales, Inc.
11825 N. Pennsylvania Street
Carmel, IN 46032

February 26, 2004

Securities and Exchange Commission
Midwest Regional Office
Cititcorp Center
500 W. Madison Street, Suite 1400
Chicago, IL 60661

SECURITIES & EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2004
MIDWEST REGIONAL OFFICE

RE: Conseco Equity Sales, Inc.
NASD ID No. 04125
AUDITED FINANCIAL STATEMENT

Dear Sir/Madam:

Enclosed is a copy of the Conseco Equity Sales, Inc. audited financial statements, including the Oath or Affirmation, for 2003. These statements are furnished to meet your requirements for annual disclosure of financial data.

If you have any questions, please write or call the undersigned at 317/817-6422. Please file-mark and return a copy of this letter to me in the enclosed self-addressed, postage paid envelope.

Sincerely,

William P. Kovacs
Vice President and General Counsel

WPK/tmb

Enclosures